

GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

January 4, 2005

Office of International Corporate Finance
Securities and Exchange Commission


05005019

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of December 2004, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1. News Releases

(a)	General Minerals Expands Mineral Holdings and Defines Large Geophysical Anomaly at the Markham Wash Copper-Gold Porphyry Project Near Safford, Arizona	December 1, 2004

2. Filings with the Toronto Stock Exchange

(a) All news releases referred to under Item 1



GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 04-09

General Minerals Expands Mineral Holdings and Defines Large Geophysical Anomaly at the Markham Wash Copper-Gold Porphyry Project Near Safford, Arizona

December 1, 2004

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC"), in its continuing efforts to acquire and develop exploration properties with a significant potential for discovery, is pleased to announce that it has significantly expanded its mineral holdings within the Markham Wash project area, located 6 kilometeres northwest of Phelps Dodge's Dos Pobres deposit near Safford, Arizona. GMC has added approximately 1,078 hectares through the staking of lode claims on Federal lands and an additional 2,745 hectares through the acquisition of State of Arizona Mineral Exploration Permits. The mineral rights controlled by GMC are situated along the Foothill-Butte Fault Zone. The Foothill-Butte Fault Zone strikes northwest from the Sanchez deposit located to the southeast and extends through the Lone Star, San Juan and the Dos Pobres deposits, all controlled by Phelps Dodge, prior to crossing lands controlled by GMC. The GMC mineral holdings within this productive mining district now total 5,225 hectares

The GMC Markham Wash project area lies within the western extension of the mineral belt containing all of these deposits. Markham Wash holds many geologic similarities to the neighboring lands containing the known porphyry copper deposits, though much of the area is masked by post mineral volcanic and alluvial cover. GMC has completed a Self Potential ("SP") geophysical survey totaling over 93 line kilometres. The survey was designed to detect areas of sulfide mineral concentrations within the expanded land position as well as on the original holdings. To date, the survey has detected three high priority anomalies. These SP anomalies total approximately four square kilometres in area and are interpreted as representing sulphide mineralization related to a porphyry copper system. Prior exploration, including drilling in the Markham Wash area, does not appear to have tested these targets as defined by GMC.

Further exploration by GMC with independent third party consultants include biotite geochemistry studies and thin section petrographic work. The samples for these studies were taken from an exposed porphyry intrusive located near the geophysical anomalies. Results from these studies suggest that the intrusive has significant potential to be associated with a productive porphyry copper system. Historical studies have shown that the mineral biotite has a distinct elemental composition when associated with productive porphyry systems; similarly, the character and type of minerals in the intrusive can also be used as a gauge of the likelihood of the intrusive being related to a copper bearing porphyry system.

Typically, the copper deposits within the US southwest have the type of spatial relationships which GMC has detected from the SP survey with mineralization occurring within and around the edges of porphyry intrusives of Laramide age. These observations and conclusions further support the target being developed by GMC of a buried porphyry copper system.

With the acquisition of the additional lands at the Markham Wash project, GMC now has two significant land holdings adjacent to major Arizona porphyry copper deposits: Markham Wash in proximity to several Phelps Dodge properties and the Monitor property. The Monitor property is located only 1,400 metres from Grupo Mexico's (Asarco) Ray porphyry copper mine, the second largest producing copper mine in Arizona. Both the Markham Wash and Monitor properties are located on well defined mineral trends which are receiving significant exploration activity from major companies as the price of copper continues to remain strong. GMC is currently showing these properties to prospective joint venture partners.

Mr. Ralph Fitch, President of General Minerals Corporation, is the Qualified Person on the Project as set out by the Toronto Stock Exchange Disclosure Standards and National Instrument 43-101. Mr. Fitch was assisted by Mr. Randall Moore, Prof. Geol. and US Exploration Manager and Dr. Jacob Skokan, Chief Geophysicist.

For further information, please contact:

Richard Doran
VP, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com